UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                                (AMENDMENT NO. )*

                           The Sportsman's Guide, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    848907200
                                 (CUSIP Number)

                                November 3, 2004
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Bruce Silver

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  256,678

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  256,678

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  256,678

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.45%

12.      TYPE OF REPORTING PERSON*

                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Silver Capital Management, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  256,678

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  256,678

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  256,678

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*           [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.45%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Silver Capital Fund, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  85,449

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  85,449

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  85,449

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*           [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.81%

12.      TYPE OF REPORTING PERSON*

                  OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Silver Capital Fund (Offshore) Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  22,674

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  22,674

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  22,674

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*           [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.05%

12.      TYPE OF REPORTING PERSON*

                  OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

         The Sportsman's Guide, Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         411 Farewell Avenue
         So. St. Paul, Minnesota 55075

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are:

     - Bruce Silver, a United States Citizen ("Silver").

     - Silver Capital Management, LLC, a Delaware limited liability company ("Silver Capital").

     - Silver Capital Fund, LLC, a Delaware limited liability company (the "Domestic Fund").

     - Silver Capital Fund (Offshore) Ltd., a Cayman Island exempted company (the "Offshore Fund").

Mr. Silver is the managing member of Silver Capital. Silver Capital provides investment management services to certain accounts and has the power to vote and dispose of the securities held by such accounts. Silver Capital is the investment manager of the Domestic Fund and the Offshore Fund.


ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The business address of each of Mr. Silver, Silver Capital and the Domestic Fund is 220 East 42nd Street, 29th Floor, New York, New York 10017.

     The business address of the Offshore Fund is c/o Appleby Corporate Services (Cayman) Limited, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.

ITEM 2(c).      CITIZENSHIP:

     Mr. Silver is a citizen of the United States.

     Each of Silver Capital and the Domestic Fund is a limited liability company formed under the laws of the State of Delaware.

     The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

     Common Stock, $.01 par value per share (the "Common Stock")

ITEM 2(e).      CUSIP NUMBER:

     848907200

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ] Broker or dealer registered under Section 15 of the
                    Exchange Act.

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ] Insurance company defined in Section 3(a)(19) of the
                    Exchange Act.

        (d)     [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

        (e)     [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

        (f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)     [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

        (i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:

               (i) Each of Mr. Silver and Silver Capital beneficially owns 256,678 shares of Common Stock.

               (ii) The Domestic Fund beneficially owns 85,449 shares of Common Stock.

               (iii) The Offshore Fund beneficially owns 22,674 shares of Common Stock.

               (iv) Collectively, the Reporting Persons beneficially own 256,678 shares of Common Stock.

         (b)   Percent of Class:

               (i) Silver Capital and Mr. Silver's beneficial ownership of 256,678 shares of Common Stock represents 5.45% of all of the outstanding shares of Common Stock.

               (ii) The Domestic Fund's beneficial ownership of 85,449 shares of Common Stock represents 1.81% of all of the outstanding shares of Common Stock.

               (iii) The Offshore Fund's beneficial ownership of 22,674 shares of Common Stock represents 0.05% of all of the outstanding shares of Common Stock.

               (iv) Collectively, the Reporting Persons' beneficial ownership of 256,678 shares of Common Stock represents 5.45% of all of the outstanding shares of Common Stock.

         (c)   Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote

                    Not applicable.

               (ii) Shared power to vote or to direct the vote of shares of Common Stock:

                    Silver Capital and Mr. Silver have shared power to vote or direct the vote of 256,678 shares of Common Stock.

                    The Domestic Fund has shared power with Silver Capital and Mr. Silver to vote or direct the vote of the 85,449 shares of Common Stock held by the Domestic Fund.

                    The Offshore Fund has shared power with Silver Capital and Mr. Silver to vote or direct the vote of the 22,674 shares of Common Stock held by the Offshore Fund.

               (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                    Not applicable.

               (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

                    Silver Capital and Mr. Silver have shared power to dispose or direct the disposition of 256,678 shares of Common Stock.

                    The Domestic Fund has shared power with Silver Capital and Mr. Silver to dispose or direct the disposition of the 85,449 shares of Common Stock held by the Domestic Fund.

                    The Offshore Fund has shared power with Silver Capital and Mr. Silver to dispose or direct the disposition of the 22,674 shares of Common Stock held by the Offshore Fund.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Exhibit B.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  November 11, 2004

                  SILVER CAPITAL MANAGEMENT, LLC

                  By: /s/ Bruce Silver
                      -----------------------------
                      Bruce Silver, Managing Member


                  SILVER CAPITAL FUND, LLC
                  By: SCM MANAGEMENT, LLC, as Manager


                           By: /s/ Bruce Silver
                               -----------------------------
                               Bruce Silver, Managing Member


                  SILVER CAPITAL FUND (OFFSHORE) LTD.


                  By: /s/ Bruce Silver
                      --------------------------
                          Bruce Silver, Director


                  /s/ Bruce Silver
                  ----------------
                      Bruce Silver

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Sportsman's Guide, Inc. dated as of November 11, 2004 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  November 11, 2004

                  SILVER CAPITAL MANAGEMENT, LLC

                  By: /s/ Bruce Silver
                      -----------------------------
                      Bruce Silver, Managing Member


                  SILVER CAPITAL FUND, LLC
                  By: SCM MANAGEMENT, LLC, as Manager


                           By: /s/ Bruce Silver
                               -----------------------------
                               Bruce Silver, Managing Member


                  SILVER CAPITAL FUND (OFFSHORE) LTD.


                  By: /s/ Bruce Silver
                      --------------------------
                          Bruce Silver, Director


                  /s/ Bruce Silver
                  ----------------
                      Bruce Silver

                                    EXHIBIT B


Bruce Silver

Silver Capital Management, LLC

Silver Capital Fund, LLC

Silver Capital Fund (Offshore) Ltd.